

Mail Stop 3628

March 30, 2010

By Facsimile and U.S. Mail

Andrew Kahn
Davis, Cowell & Bower, LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

> **Re: Pinnacle Entertainment, Inc.**
> **Schedule 14A filed by AFL-CIO**
> **Filed March 22, 2010**
> **File No. 1-13641**

Dear Mr. Kahn:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note that this filing refers security holders to information expected to be contained in the company's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2. Please briefly describe each matter proposed by the registrant and your recommendations, which you have already included on your proxy card.

3. Please include the total number of shares outstanding. Refer to Item 6(a) of Schedule 14A.

Voting Procedures

4. We note that a proxy may be revoked by submitting a "new" proxy card. Please revise to clarify whether you mean a later-dated proxy card.

Information on Participants in this Solicitation

5. We note your discussion of UNITE HERE as an affiliate. Please revise to state whether UNITE HERE is a participant, and revise to clearly identify any other participants. Refer to Instruction 3 to Item 4 of Schedule 14A.

6. Please revise to disclose the direct and indirect interests of each participant. Refer to Item 5(a)(2) of Schedule 14A.

Form of Proxy

7. Please revise to state that the proxy card is a preliminary copy. Refer to Rule 14a-6(e)(1).

8. Please revise to indicate in bold-face type that the proxy is being solicited by you and not being solicited by the board. Refer to Rule 14a-4(a)(1). Revise to identify the proposals being made by the registrant. Refer to Rule 14a-4(a)(3). Revise to include boxes so that investors may mark their choices. Refer to Rule 14a-4(b)(1).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Andrew Kahn
AFL-CIO
March 30, 2010
Page 3

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions